News Release             (Q1 – 04 – 01)                                                             April 12, 2004

YAMANA ANNOUNCES FURTHER RESULTS FROM BULK SAMPLING AND DRILLING AT SAO FRANCISCO

  Further bulk sample results show 1.06 g/t versus drill indicated 0.35g/t

  Shaft now at 107 meter depth: samples continue to show higher grades

  Exploration drilling now at 13,000 meters of expected 15,000 meters

  Intercepts show grades ranging from 26 meters at 1.61 g/t to 12 meters at 7.69 g/t to 2 meters at 73.72 g/t

  Best 2 meter intercepts from 1.03 g/t to as much as 73.72 g/t

Yamana Gold Inc.(TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces further results from bulk sampling and drilling at its Sao Francisco heap leach gold project.  Bulk sampling is being undertaken for grade determination, while exploration drilling has been undertaken principally to define the higher grade zone beneath the area of the planned open pit.  Previous results from bulk sampling were reported on March 8, 2004.

Bulk Sampling

The bulk sampling program consists of several large trenches (about 100m long X 4m wide X 2.5m deep) across strike of the deposit and a vertical shaft (2m diameter) being sunk near the center of the deposit to obtain samples at depth. The program will increase information regarding the character and distribution of gold in the deposit and to obtain metallurgical samples for large column leach tests. Three trenches have been completed and sampled as previously reported, and a fourth is now underway. The shaft, now at a depth of 107 meters, continues to be deepened to examine and sample the higher grade gold zone at the bottom of the proposed open pit.

Bulk samples from the trenches and the shaft have to date consistently yielded much higher gold grades than the grades predicted by small volume drill samples from the same sites. Yamana attributes this to the presence of considerable coarse gold which often can cause drilling to understate overall deposit grades. Screen sieve analyses show that 70 to 90 percent of the Sao Francisco gold is larger than 0.1 mm in size, a commonly accepted threshold for defining “coarse” gold. Bulk samples are being processed on site using a pilot gravity plant to recover the coarse gold fraction.  The fine sample fraction is sent to Lakefield Geosol Laboratories for conventional fire assay.

Samples from the three completed bulk trenches were previously compared with grades predicted by drill hole samples from the same sites. In all cases, the grade in the bulk sample of the coarse gold fraction alone exceeds the total grade yielded by drilling.

At the time of the March 8 news release, assays for the bulk sample fine fraction from Trench 3 (approximately 2,200 tonnes) had not been received.  These are now complete and show the combined overall grade (fine + coarse) of the Trench 3 bulk sample is 1.06 g/t gold or three times the drill-indicated grade of 0.35 g/t, a disparity very comparable to that documented in the other trenches.

The 2-meter diameter shaft, now at a depth of 107 meters, follows a vertical NQ-size (56 mm) pilot core hole (SF-313). This allows a direct comparison of grades predicted by small volume drill samples (4 kg per meter) with larger volume bulk samples (7.5 tonnes per meter) taken from the shaft.  The shaft is being sunk primarily to obtain samples of the marginal ore for column (leaching) tests of the marginal ore and to determine if coarse gold continues at depth.  Average grade of the marginal ore is approximately 0.24 g/t.

In the previous news release, the total overall grade of shaft bulk samples from the 9.1 to 25.0 meter depth interval was 0.373 g/t with certain intervals at 0.52 g/t and 0.53 g/t (13.0 to 21.0 meters).  The latter are double the grade of the marginal ore.  By comparison, the pilot drill hole for the same interval averaged only 0.013 g/t.

A second set of shaft bulk samples, for the 57.0 to 73.0-meter depth interval, is being processed and analyzed. The grade of the coarse-gold fraction of this interval averages 0.186 g/t.  Assays for the fine gold fraction are pending and should further increase average grades from these samples.  Assays of the pilot drill hole samples for this interval average 0.105 g/t gold, less than the coarse gold portion alone of the bulk shaft sample.  Once the shaft and drift extending from the shaft are completed, material will be processed through a pilot plant for further grade verification.

Exploration Drilling

Exploration drilling at Sao Francisco continues with 13,126 meters (43 holes) of a planned 15,000-meter core drilling program now complete. The program, infill and step-out drilling, is designed mainly to expand and upgrade the promising higher grade gold zone below the proposed open pit. Logging of drill core reveals that almost half of the holes completed to date cut quartz-sulfide veins with visible gold. Additionally, assays for three-fourths of the first 12 holes for which results have been returned show high-grade gold (from 6.02 to 56.70 g/t) over 2-meter intervals.  Most of the high-grade zones hit in the drilling are enclosed or associated with wider zones of low-grade mineralization, typically 0.34 to 1.0 g/t Au over widths of 6.0 to 20.0 meters or more (calculated using the same 0.34 g/t cutoff currently applied to the open pit mine plan).  However, Yamana believes the grades of many of these lower grade zones may be understated by the drilling.

Yamana previously reported that it has changed from NQ-size drill core (56.0 mm) to HQ (63.5 mm) to increase drill sample volume to obtain larger samples for better determination of grade.

The most significant intersections containing > 1.0 g/t gold in the 12 holes assayed to date are listed in Table 1.

Table 1.
Sao Francisco Exploration Drilling
Assay Intercepts >1.0 g/t Au
(0.34 g/t cutoff)

HoleNo.	From	To	Width	Au(g/t)	Best 2m

SF-313	41.0	53.0	12.0	0.92	2.22
	140.0	148.0	8.0	5.18	14.75

SF-314	125.0	135.0	10.0	1.25	2.22
	141.0	143.0	2.0	1.14	1.14
	147.0	155.0	8.0	1.11	1.86
	177.0	181.0	4.0	1.71	2.94
	279.0	281.0	2.0	1.03	1.03

SF-315	165.0	167.0	2.0	3.79	3.79
	221.0	225.0	4.0	5.48	10.17

SF-316	105.0	107.0	1.0	2.86	2.86
	111.0	113.0	2.0	1.86	1.86
	123.0	125.0	2.0	1.20	1.20
	137.0	143.0	6.0	0.98	1.81
	147.0	149.0	2.0	1.42	1.42
	173.0	175.0	2.0	3.59	3.59
	255.0	257.0	2.0	9.89	9.89
	277.0	279.0	2.0	1.55	1.55

SF-317	42.0	44.0	2.0	1.66	1.66
	190.0	192.0	2.0	1.71	1.71
	252.0	254.0	2.0	1.26	1.26

SF-319	130.0	140.0	10.0	1.35	2.81
	152.0	154.0	2.0	1.06	1.06

SF-320	130.0	140.0	10.0	1.36	2.42
	174.0	176.0	2.0	1.05	1.05

SF-321	48.0	50.0	2.0	42.27	42.27
	108.0	116.0	8.0	1.74	3.42
	124.0	136.0	12.0	7.69	35.48
	200.0	210.0	10.0	0.92	1.55
	218.0	226.0	8.0	3.29	11.23

SF-322	(waiting on assays to 100 m depth)
	130.0	132.0	2.0	1.42	1.42
	146.0	148.0	2.0	1.44	1.44
	184.0	186.0	2.0	73.72	73.72
	198.0	206.0	8.0	7.71	27.29
	296.0	300.0	4.0	1.25	2.10
	322.0	336.0	4.0	1.13	1.89
	344.0	346.0	2.0	1.36	1.36
	408.0	410.0	2.0	1.04	1.29

SF-323	0.0	2.3	2.3	1.31	1.31
	116.0	118.0	2.0	56.70	56.70
	160.0	162.0	2.0	1.79	1.79
	174.0	176.0	2.0	1.20	1.20

SF-325	57.0	59.0	2.0	1.13	1.13
	131.0	133.0	2.0	1.28	1.28
	171.0	173.0	2.0	30.77	30.77
	257.0	259.0	2.0	4.55	4.55

SF-326	106.0	114.0	8.0	2.46	6.02
	118.0	132.0	14.0	1.25	4.40
	136.0	138.0	2.0	8.59	8.59
	144.0	146.0	2.0	1.08	1.08
	160.0	166.0	6.0	11.12	31.80
	206.0	210.0	4.0	1.56	2.88

Commenting on these results, Peter Marrone, President & CEO of the company stated, “Grades from larger bulk samples to date are significantly higher than smaller-volume, drill-indicated grades.  Actual grade at deposits with significant coarse gold often exceeds drill-indicated grades.  The difference varies based on the deposit and in some cases that difference may exceed 50%.  Our mine plan contemplates a substantive long-life project and any possible benefits from the coarse gold effect would merely add to that.  We also recognize that the coarse gold disseminates in fractures along quartz vein structures and, as such, recovery of the coarse gold should not be an issue.  Our feasibility study will examine these issues fully.

We are also encouraged by our drilling results at depth which provide further evidence of a higher grade deeper zone beneath the area of the planned open pit.  We continue to target this zone to delineate an additional resource.”

The sampling and exploration programs at Sao Francisco are being directed and reviewed by Mel Klohn, Exploration Vice President of Yamana, who is a Qualified Person as defined by National Instrument 43-101.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to an earn-in.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                          Rebecca Greco
President & Chief Executive Officer                                          Investor Relations-North America
(416) 815-0220                                                                       (416) 945-7350
E-mail: investor@yamana.com                                                  Email: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.